19008118

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-68433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St Charles Ave., Suite 1410
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa B. Claiborne — 504-524-1801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Ste. 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vanessa B. Claiborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO
Title

Notary Public

Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St Charles Ave., Suite 1410
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa B. Claiborne 504-524-1801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Ste. 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 04 2019
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vanessa B. Claiborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP/CFO

Title

Notary Public

Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm 1 - 2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8 - 11

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 13

Exemption Certification 14

Review Report of Independent Registered Public Accounting Firm 15

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Chaffe Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2010.

Covington, LA
March 1, 2019

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	28,268
Prepaid expenses and other assets		29,695
Total Assets	$	57,963
Liabilities and Stockholder's Equity		
Liabilities		
Due to related parties	$	22,263
Total Liabilities		22,263
Stockholder's Equity		
Common Stock - $.65 Par Value		
10,000 Shares Authorized, Issued and Outstanding		6,500
Additional Paid-In Capital		213,475
Retained Earnings		(184,275)
Total Stockholder's Equity		35,700
Total Liabilities and Stockholder's Equity	$	57,963

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Investment Banking	$ 266,152
Total Revenues	266,152
Expenses	
Overhead Reimbursement to Parent	227,400
Management Fees	36,000
Legal and Professional Fees	103,535
Regulatory Fees	6,353
Other Operating Expenses	785
Total Expenses	374,073
Operating Loss Before Income Tax Benefit	(107,921)
Income Tax Benefit	26,967
Net Loss	$ (80,954)

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2017	$ 6,500	$ 158,475	$ (103,321)	$ 61,654
Net Loss for the Year 2018	-	-	(80,954)	(80,954)
Capital Contributions	-	55,000	-	55,000
Balance - December 31, 2018	$ 6,500	$ 213,475	$ (184,275)	$ 35,700

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net loss	$	(80,954)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses and other assets		(13,247)
Increase due to related parties		22,263
Net cash used in operating activities		(71,938)
Cash Flows from Financing Activities:		
Capital contribution		55,000
Net cash provided by financing activities		55,000
Net Decrease in Cash and Cash Equivalents		(16,938)
Cash and Cash Equivalents at Beginning of Period		45,206
Cash and Cash Equivalents, End of Period	$	28,268

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services. The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition

Investment banking fees are recorded on the settlement date basis. Advisory fees are recognized at the time services are earned.

Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2018, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued a comprehensive new revenue recognition standard (Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers – Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years.

In August 2015, the FASB issued ASU 2015-14—*Revenue from Contracts with Customers (Topic 606)*: Deferral of the Effective Date. The amendments in the Update defer the effective date of the new revenue standard (Update 2014-09) for public and nonpublic entities reporting under U.S GAAP by one year. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The adoption of this guidance is not expected to have a material effect on the Company's financial statements. The Company will use the full retrospective application of the new standard.

The Company has applied this guidance retrospectively. The new guidance supersedes nearly all existing revenue recognition guidance under GAAP. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company generates revenue from Success Fees and the obligation is considered met at the time the sale occurs. The Company adopted this guidance on January 1, 2018 without a material impact to the statement of financial condition or results of operations.

In November 2015, the FASB issued Update 2015-17--*Income Taxes (Topic 740)*: *Balance Sheet Classification of Deferred Taxes*. The amendments in this update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in the update.

The amendments in the update will align the presentation of deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $36,000 and overhead reimbursements totaling $227,400 during the

year ended December 31, 2018. As of December 31, 2018, the Company owed Chaffe and Associates, Inc. $22,263 in accrued management fees.

Note 3. Income Taxes

Components of income tax benefit for the year ended December 31, 2018, are as follows:

Current	$ 26,967
Deferred	0
Total	$ 26,967

The effective tax rate for the year ended December 31, 2018, was 25%. Income tax benefit is calculated by applying the U.S. federal rate of 21% to income before income tax benefit and Louisiana state rate of 4%.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2018, the Company had no uncertain tax positions.

Note 4. Significant Customers

During the year ended December 31, 2018, the Company had one client that accounted for 100% of total revenue. At December 31, 2018, there were no receivables due from this client.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,005, which was $1,005 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 3.71 to 1.00 at December 31, 2018.

Note 6. Fair Value Measurements

Financial Accounting Standards Board Statement ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1

measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company has no investments as of December 31, 2018.

Note 7. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through March 1, 2019 the date these financial statements were available to be issued. In January 2019, Chaffe & Associates, Inc. made a capital contribution of $72,000 to the Company.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2018

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total member's equity	$	35,700
Less non-allowable assets:		
Prepaid expenses		29,695
Net capital before haircuts on securities positions		6,005
Haircuts on securities positions		-
Net capital	$	6,005
Aggregate Indebtedness	$	22,263
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,005
Net capital in excess of 120% of required net capital	$	5
Ratio of aggregate indebtedness to net capital		3.71 to 1

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the Company's unaudited Form X-17a-5 as of December 31, 2018 and the Company's audited financial statements as of December 31, 2018.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2018

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.
During the year ended December 31, 2018, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.
During the year ended December 31, 2018, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2018, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

CHAFFE SECURITIES, INC.
MEMBER FINRA/SIPC
201 ST. CHARLES AVENUE, SUITE 1410
NEW ORLEANS, LOUISIANA 70170
(504) 524-1801

Exemption Certification
For the Year Ended December 31, 2018

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, G. F. Gay Le Breton, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Chaffe Securities, Inc.

1. Chaffe Securities, Inc. claimed an exemption from Rule 15c3-3 under provision 15c-3-3(k)(2)(i) throughout the most recent fiscal year January 1, 2018 to December 31, 2018;

2. Chaffe Securities, Inc. met the above exemptive provisions throughout the most recent fiscal year without exception.

G. F. Gay Le Breton

President
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which (a) Chaffe Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Chaffe Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the exemption provisions) and (b) Chaffe Securities, Inc. stated that Chaffe Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chaffe Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chaffe Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 1, 2019